ANNUAL REPORT
FOR THE PERIOD ENDED
DECEMBER 31, 1996

FELLOW PARTNERS:

Now that we have initiated the disposition phase of your Fund, the amount of your distributions and the estimated value of a Fund unit will be influenced more by sales than by operations. As a result, we thought it appropriate to begin this report by providing you with the estimated unit value of the Fund and then with a report on your fourth quarter distribution.
     At this stage of your Fund's life cycle, our primary focus is shifting from the production of income to the strategic positioning of Fund properties to maximize potential sales proceeds.

Unit Valuation

As you know, at the end of each year we employ a third-party appraiser to review and assess the analysis and assumptions used to prepare an estimated current value of the properties held in your Fund. We then use these valuations to prepare an estimated unit value, which may not be representative of the value of your units when the Fund ultimately liquidates. Nor is there any assurance that you could sell your units today at a price equal to the current estimated value.
     At December 31, 1996, the estimated unit value of the Fund was $31.05. After adjusting for our February distribution of $0.75, the value per unit is $30.30. Total appreciation for the year, including net appreciation on the property sold, is 5.9%.
     As you may recall, we mailed this information to you in a letter dated January 22, 1997, in response to the offerings made to you by other investors. While we cannot assure that you will ultimately receive the exact amount of the estimated unit value, we believe our valuation process has been sound, and we want you to be as well-informed as possible about the value of your investment. Our objective is to supply you with the information you need to make the best decisions based on your particular circumstances.


Real Estate Investments (Dollars in thousands)
_________________________________________________________________

                                        Average     Contribution
                       Leased Status  Leased Status to Net Income
                        ___________   _____________ ____________

               Gross                     Twelve        Twelve
             Leasable                 Months Ended  Months Ended
Property       Area    December 31,   December 31,  December 31,
Name         (Sq. Ft.)     1996        1995  1996   1995  1996
_________   __________  __________     _____ _____  _____ _____

Tierrasanta   104,200        62%        75%   87% $  113  $(976)

Goshen Plaza   45,500         88         84    81    80     143

Westbrook
  Commons     121,600         98         98    96   472     367

Burnham
  Building     71,200        100        100   100   199     181

Kent Sea Park 138,200         95         97    99   341     355
             ________       ____       ____  ____ _____  ______

              480,700         89         92    94 1,205      70

Properties Sold     -          -          -     -    31     597
Fund Expenses
  Less Interest
  Income            -          -          -     -  (192)   (252)
             ________       ____       ____  ____ _____  ______

Total         480,700        89%        92%   94% $1,044  $ 415

Cash Distributions

     The Fund declared a fourth quarter distribution from operations of $0.75 per unit, bringing the total distributions from operations for the year to $1.95. Additionally, $2.53 per unit was paid out to you during the year from sales proceeds for the Fund's 20% share of Fairchild, resulting in total distributions of $4.48 per unit for 1996. Future distributions will be determined each quarter based on cash flow, anticipated capital requirements, and the status of property dispositions.

Results of Operations

The Fund had a loss of $167,000 from operations in 1996, before the gain on property sold during the year, compared with net income of $1,044,000 in 1995. This difference is primarily due to a valuation impairment of $1,099,000 at Tierrasanta, accompanied by a $105,000 decline in contribution to income from Westbrook Commons caused by normal tenant turnover. This decline in income from operations was partly offset by the $582,000 gain on the sale of Fairchild. While conditions in Tierrasanta's submarket are generally improving, the shortened anticipated holding period due to our disposition plans caused us to adjust the carrying value downward. Property carrying amounts for financial statement purposes should not be confused with the estimated fair market values used to determine your estimated unit value.
     Revenues from rental income and interest income resulted in total gross revenues of $3,465,000 for the year compared with $3,706,000 a year earlier. This comparison was negatively affected by the absence of a full year's rental income from Fairchild. Results were helped by a decline of $129,000 in operating expenses before the valuation adjustment during the year, largely due to a decrease in bad debt expenses at Goshen Plaza.
     At the property level, the average leased status of Fund properties increased by two percentage points to 94% in 1996. At Westbrook Commons, three new leases, five renewals, and one expansion lease were signed during the year. Previously, three tenants had not renewed, including one lost due to credit reasons. The lower average leased status at this property was temporary and the property remains healthy.
     As we reported previously, a tenant that occupied 38% of Tierrasanta did not renew its lease, which expired at the end of August. There is interest in the property and the market is tightening, but several competitive properties have comparable space available, and we cannot be sure when this space will be re-leased.
     Goshen enjoyed an increase in leased status over the year. Three new leases and one renewal accounted for much of the boost. New tenants in this suburban Maryland retail center include a large restaurant, which has brought the property to near market occupancy levels.

Outlook

Currently, the Fund has no properties held for sale, but we will begin to market them soon. Some of you have asked why we are beginning to sell now, just as the market has been exhibiting signs of strengthening.
Our primary goal is to take advantage of rising property values as the Fund nears the end of its planned lifespan. As real estate markets have been improving during the past few years, we have used the opportunity to capture higher prices for investors.
     As usually happens in improving markets, the turnaround in real estate is broadly encouraging an increasing supply of new properties, which could eventually lead to an oversupply and softer prices down the road. This is normal as the real estate cycle runs its course. While we do not expect a recession in either real estate or the general economy to emerge in the near future, the country's economic expansion is almost six years old and is approaching an advanced stage, by historical measures.
     It is possible that by selling Fund properties during the next few years, we might miss some further advances in real estate values. However, with prices currently rising due to strong tenant and investor demand, supply growing in many markets, and the Fund nearing the end of its planned lifespan, we believe it is prudent to sell into that strength while prices are on the upswing.

     Sincerely,

     James S. Riepe
     Chairman

February 7, 1997

                      REAL ESTATE HOLDINGS
                        December 31, 1996
                         (In thousands)

                                          Date     Carrying
Property Name       Type and Location   Acquired    Amount
_______________     ________________    _________  ________

Tierrasanta         Business Park         5/88      $  2,303
                    San Diego,
                    California

Goshen Plaza        Retail                11/90        6,146
                    Gaithersburg,
                    Maryland

Westbrook           Retail                12/90        4,897
   Commons          Westchester,
                    Illinois

Burnham Building    Warehouse             01/91        2,225
                    Boca Raton,
                    Florida

Kent Sea Park       Industrial            08/91        4,610
                    Kent, Washington
                                                     _______

                                                    $ 20,181
                                                     _______
                                                     _______



                   CONSOLIDATED BALANCE SHEETS
                         (In thousands)

                                       December 31, December 31,
                                           1996         1995
                                        ___________ ____________

Assets

Real Estate Property Investments
 Land  . . . . . . . . . . . . . . .     $   7,413  $   8,502
 Buildings and Improvements. . . . .        15,818     18,295
                                          ________   ________

                                            23,231     26,797

 Less:  Accumulated Depreciation and
    Amortization . . . . . . . . . .        (3,050)    (3,848)
                                          ________  ________

                                            20,181     22,949
Cash and Cash Equivalents. . . . . .         1,769      1,733
Accounts Receivable (less
 allowances of $28
 and $367) . . . . . . . . . . . . .           525        623
Other Assets . . . . . . . . . . . .           242        280
                                          ________   ________

                                         $  22,717  $  25,585
                                          ________   ________
                                          ________   ________

Liabilities and Partners' Capital
Security Deposits and
 Prepaid Rents . . . . . . . . . . .     $     209  $     200
Accrued Real Estate Taxes. . . . . .           358        353
Accounts Payable and
 Other Accrued
 Expenses. . . . . . . . . . . . . .           270        234
Minority Interest. . . . . . . . . .           688        688
                                          ________   ________

Total Liabilities. . . . . . . . . .         1,525      1,475

Partners' Capital. . . . . . . . . .        21,192     24,110
                                          ________   ________

                                         $  22,717  $  25,585
                                          ________   ________
                                          ________   ________

The accompanying notes are an integral part of the consolidated financial statements.

              CONSOLIDATED STATEMENTS OF OPERATIONS
             (In thousands except per-unit amounts)

                                  Years Ended December 31,
                                  1996       1995     1994
                                _________  __________________

Revenues

Rental Income. . . . . . . .    $ 3,366   $ 3,616  $   3,950
Interest Income. . . . . . .         99        90        162
                                _______   _______    _______

                                  3,465     3,706      4,112
                                _______   _______    _______

Expenses

Property Operating
  Expenses . . . . . . . . .        709       940        823
Real Estate Taxes. . . . . .        568       589        635
Depreciation and
  Amortization . . . . . . .        745       786        873
Decline of Property
  Values . . . . . . . . . .      1,099         -        730
Management Fee to General
  Partner. . . . . . . . . .        191        85        267
Partnership Management
  Expenses . . . . . . . . .        320       262        266
                                _______   _______    _______

                                  3,632     2,662      3,594
                                _______   _______    _______

Income (Loss)
  from Operations before
  Real Estate Sold . . . . .       (167)    1,044        518
Gain on Real Estate Sold . .        582         -        577
                                _______   _______    _______

Net Income . . . . . . . . .    $   415   $ 1,044  $   1,095
                                _______   _______    _______
                                _______   _______    _______

Activity per Limited
  Partnership Unit

Net Income . . . . . . . . .    $  0.53   $  1.35  $    1.45
                                _______   _______    _______
                                _______   _______    _______

Cash Distributions Declared
  from Operations. . . . . .    $  1.95   $  1.88  $    2.62
  as Return of
  Capital. . . . . . . . . .          -         -       0.78
  from Sale Proceeds . . . .       2.53         -       7.85
                                _______   _______    _______

Total Distributions
  Declared . . . . . . . . .    $  4.48   $  1.88  $   11.25
                                _______   _______    _______
                                _______   _______    _______

Weighted Average Number of
  Units Outstanding. . . . .    773,703   766,443    747,028
                                _______   _______    _______
                                _______   _______    _______

The accompanying notes are an integral part of the consolidated financial statements.

          CONSOLIDATED STATEMENTS OF PARTNERS' CAPITAL
                         (In thousands)

                                General    Limited
                                Partner   Partners     Total
                               ________   ________   ________

Balance,
  December 31, 1993. . . . .    $   (47)  $31,186    $31,139
Net Income . . . . . . . . .          8     1,087      1,095
Reinvestments in
  Units. . . . . . . . . . .          -       792        792
Redemptions of
  Units. . . . . . . . . . .          -      (632)      (632)
Cash Distributions . . . . .        (19)   (7,700)    (7,719)
                                _______   _______    _______

Balance,
  December 31, 1994. . . . .        (58)   24,733     24,675
Net Income . . . . . . . . .         10     1,034      1,044
Reinvestments in
  Units. . . . . . . . . . .          -       999        999
Redemptions of
  Units. . . . . . . . . . .          -      (299)      (299)
Cash Distributions . . . . .        (24)   (2,285)    (2,309)
                                _______   _______    _______

Balance,
  December 31, 1995. . . . .        (72)   24,182     24,110
Net Income . . . . . . . . .          4       411        415
Reinvestments in
  Units. . . . . . . . . . .          -       421        421
Redemptions of
  Units. . . . . . . . . . .          -      (502)      (502)
Cash Distributions . . . . .         (7)   (3,245)    (3,252)
                                _______   _______    _______

Balance, December 31, 1996 .    $   (75)  $21,267    $21,192
   . . . . . . . . . . . . .    _______   _______    _______
   . . . . . . . . . . . . .    _______   _______    _______

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)


                                   Years Ended December 31,
                                    1996       1995      1994
                                   _______    _______   _______

Cash Flows from Operating Activities
Net Income . . . . . . . . . .    $   415   $ 1,044   $  1,095
Adjustments to Reconcile
  Net Income to
  Net Cash
  Provided by Operating
  Activities
  Depreciation and
    Amortization . . . . . . .        745       786        873
  Decline of Property
    Values . . . . . . . . . .      1,099         -        730
  Gain on Real Estate
    Sold . . . . . . . . . . .      (582)         -      (577)
  Change in Accounts
    Receivable, Net
    of Allowances. . . . . . .         94       (1)      (139)
  Change in Other
    Assets . . . . . . . . . .         35     (125)       (27)
  Change in Accounts
    Payable and
    Other Accrued
    Expenses . . . . . . . . .         36      (86)         24
  Other Changes in
    Assets and
    Liabilities. . . . . . . .         14        30        (6)
                                  _______   _______    _______
Net Cash Provided by
  Operating
  Activities . . . . . . . . .      1,856     1,648      1,973
                                  _______   _______    _______

Cash Flows from Investing
  Activities
Proceeds from
  Property
  Disposition. . . . . . . . .      1,956         -      5,870
Investments in Real
  Estate . . . . . . . . . . .      (443)     (633)      (290)
                                  _______   _______    _______

Net Cash Provided by
  (Used in)
  Investing
  Activities . . . . . . . . .      1,513     (633)      5,580
                                  _______   _______    _______

Cash Flows Used in
  Financing Activities
Cash Distributions . . . . . .    (3,252)   (2,309)    (7,719)
Reinvestments in
  Units. . . . . . . . . . . .        421       999        792
Redemptions of
  Units. . . . . . . . . . . .      (502)     (299)      (632)
                                  _______   _______    _______

Net Cash Used in Financing
  Activities . . . . . . . . .    (3,333)   (1,609)    (7,559)
                                  _______   _______    _______

Cash and Cash Equivalents
Net Increase
  (Decrease)
  during Year. . . . . . . . .         36     (594)        (6)
At Beginning
  of Year. . . . . . . . . . .      1,733     2,327      2,333
                                  _______   _______    _______

At End of
  Year . . . . . . . . . . . .    $ 1,769   $ 1,733   $  2,327
                                  _______   _______    _______
                                  _______   _______    _______

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION

T. Rowe Price Realty Income Fund IV, America's Sales-Commission-Free Real Estate Limited Partnership (the "Partnership"), was formed on November 17, 1987, under the Delaware Revised Uniform Limited Partnership Act for the purpose of acquiring, operating, and disposing of existing income-producing commercial and industrial real estate properties. T. Rowe Price Realty Income Fund IV Management, Inc., is the sole General Partner. The initial offering resulted in the sale of 692,598 limited partnership units at $50 per unit.
     The Partnership had a reinvestment plan whereby the Limited Partners could elect to have their cash distributions automatically reinvested in additional units of the Partnership, or fractions thereof, instead of receiving cash payments. The reinvestment price per unit was the estimated fair market value of the unit as determined by the General Partner in accordance with the partnership agreement. During 1996, the reinvestment program was terminated. A total of 167,874 units were purchased under this plan from reinvestments of $6,947,000.
     The Partnership has a redemption plan whereby Limited Partners may request that the Partnership redeem their units. Since September 30, 1992, the redemption price of a unit has been equal to 90% of the estimated fair market value of a unit as determined by the General Partner in accordance with the partnership agreement. As of December 31, 1996, 92,722 units had been redeemed under this plan for a total of $3,227,000.
     In accordance with provisions of the partnership agreement, income from operations is allocated and related cash distributions are generally paid to the General and Limited Partners at the rates of 1% and 99%, respectively. Sale or refinancing proceeds are generally allocated first to the Limited Partners in an amount equal to their capital contributions, next to the Limited Partners to provide specified returns on their adjusted capital contributions, next 3% to the General Partner, with any remaining proceeds allocated 85% to the Limited Partners and 15% to the General Partner. Gain on property sold is generally allocated first between the General Partner and Limited Partners in an amount equal to the depreciation previously allocated from the property and then in the same ratio as the distribution of sale proceeds. Cash distributions, if any, are made quarterly based upon cash available for distribution, as defined in the partnership agreement. Cash available for distribution will fluctuate as changes in cash flows and adequacy of cash balances warrant.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Partnership's financial statements are prepared in accordance with generally accepted accounting principles which requires the use of estimates and assumptions by the General Partner.
     The accompanying consolidated financial statements include the accounts of the Partnership and its pro-rata share of the accounts of Tierrasanta 234 and Penasquitos 34 (Westbrook Commons), both of which are California general partnerships, in which the Partnership has 40% and 50% interests, respectively. They also include the Partnership's pro-rata share of the accounts of Fairchild 234, a California general partnership in which the Partnership had a 20% interest prior to disposition of the property on August 28, 1996. The other partners in these ventures are affiliates of the Partnership. Additionally, the accounts of Goshen Road Limited Partnership, a Maryland limited partnership in which the Partnership has a 90% controlling general partnership interest have been consolidated. All intercompany accounts and transactions have been eliminated in consolidation.
     Depreciation is calculated primarily on the straight-line method over the estimated useful lives of buildings and improvements, which range from five to 40 years. Lease commissions and tenant improvements are capitalized and amortized over the life of the lease using the straight-line method.
     Cash equivalents consist of money market mutual funds, the cost of which approximates fair value.
     The Partnership uses the allowance method of accounting for doubtful accounts. Provisions for uncollectible tenant receivables in the amounts of $34,000, $269,000, and $102,000 were recorded in 1996, 1995, and 1994, respectively. Bad debt expense is included in Property Operating Expenses.
     The Partnership will review its real estate property investments for impairment whenever events or changes in circumstances indicate that the property carrying amounts may not be recoverable. Such a review results in the Partnership recording a provision for impairment of the carrying value of its real estate property investments whenever the estimated future cash flows from a property's operations and projected sale are less than the property's net carrying value. The General Partner believes that the estimates and assumptions used in evaluating the carrying value of the Partnership's properties are appropriate; however, changes in market conditions and circumstances could occur in the near term which would cause these estimates to change.
     Rental income is recognized on a straight-line basis over the term of each lease. Rental income accrued, but not yet billed, is included in Other Assets and aggregates $188,000 and $192,000 at December 31, 1996 and 1995, respectively.
     Under provisions of the Internal Revenue Code and applicable state taxation codes, partnerships are generally not subject to income taxes; therefore, no provision has been made for such taxes in the accompanying consolidated financial statements.

NOTE 3 - TRANSACTIONS WITH RELATED PARTIES

As compensation for services rendered in managing the affairs of the Partnership, the General Partner earns a partnership management fee equal to 9% of net operating proceeds. The General Partner earned partnership management fees of $191,000, $85,000, and $267,000 in 1996, 1995, and 1994, respectively. In addition, the General Partner's share of cash available for distribution from operations, as discussed in Note 1, totaled $15,000, $15,000, and $20,000 in 1996, 1995, and 1994, respectively.
     In accordance with the partnership agreement, certain operating expenses are reimbursable to the General Partner. The General Partner's reimbursement of such expenses totaled $74,000, $58,000, and $55,000 for communications and administrative services performed on behalf of the Partnership during 1996, 1995, and 1994, respectively.
     An affiliate of the General Partner earned a normal and customary fee of $3,000, $6,000, and $17,000 from the money market mutual funds in which the Partnership made its interim cash investments during 1996, 1995, and 1994, respectively.
     LaSalle Advisors Limited Partnership ("LaSalle") is the Partnership's advisor and is compensated for its advisory services directly by the General Partner. LaSalle is reimbursed by the Partnership for certain operating expenses pursuant to its contract with the Partnership to provide real estate advisory, accounting, and other related services to the Partnership. LaSalle's reimbursement for such expenses during each of the last three years totaled $80,000.
     An affiliate of LaSalle earned $84,000, $78,000, and $73,000 in 1996, 1995, and 1994, respectively, for property management fees and leasing commissions on tenant renewals and extensions at several of the Partnership's properties.

NOTE 4 - PROPERTY DISPOSITIONS

In June 1994, the Partnership sold Metropolitan Industrial and received net proceeds of $5,870,000. The net book value of this property at the time of disposition was $5,293,000, after accumulated depreciation expense. Accordingly, the Partnership recognized a gain of $577,000. Results of operations at the property were $149,000 in 1994.
     On August 28, 1996, Fairchild Corporate Center, an office property in which the Partnership had a 20% interest, was sold. The Partnership received net proceeds of $1,956,000. The net book value of the Partnership's interest at the date of sale was $1,374,000, after deduction of accumulated depreciation, and previously recorded impairments. Accordingly, the Partnership recognized a $582,000 gain on the sale of this property. Income from operations for this property, before the gain on real estate sold, was $15,000, $31,000, and $82,000 in 1996, 1995, and 1994,
respectively.

NOTE 5 - PROPERTY VALUATIONS

On January 1, 1996, the Partnership adopted Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which changed the Partnership's method of accounting for its real estate property investments when circumstances indicate that the
carrying amount of a property may not be recoverable.   Measurement
of an impairment loss on an operating property is now based on the estimated fair value of the property, which becomes the property's new cost basis, rather than the sum of expected future cash flows. Properties held for sale continue to be reflected at the lower of historical cost or estimated fair value less anticipated selling costs. In addition, properties held for sale are no longer depreciated.
     Based upon a review of current market conditions, estimated holding period, and future performance expectations of each Partnership property, the General Partner has determined that the net carrying value of Tierrasanta may not be fully recoverable from future operations and disposition, and recognized impairment charges of $1,099,000 in 1996 and $730,000 in 1994.

NOTE 6 - LEASES

Future minimum rentals (in thousands) to be received by the Partnership under noncancelable operating leases in effect at December 31, 1996, are:


                 1997           $ 2,227
                 1998             1,840
                 1999             1,242
                 2000               891
                 2001               677
              Thereafter          3,841
                                _______

                Total           $10,718
                                _______
                                _______

NOTE 7 - RECONCILIATION OF FINANCIAL STATEMENT TO TAXABLE INCOME

As described in Note 2, the Partnership has not provided for an income tax liability; however, certain timing differences exist between amounts reported for financial reporting and federal income tax purposes. These differences are summarized below for the last three years:

                                 1996      1995       1994
                               ___________________  ________
                                      (In thousands)

Book net income
  (loss) . . . . . . . . . .  $    415   $ 1,044   $ 1,095
Allowance for
  doubtful accounts. . . . .      (320)      246        74
Property valuation
  and losses on
  disposition. . . . . . . .    (2,218)        -       730
Normalized and
   prepaid rents . . . . . .        44       (93)      (65)
Interest income. . . . . . .         -       252       254
Other items. . . . . . . . .        (5)      (35)       79
                              ________  ________   ________

Taxable income
  (loss) . . . . . . . . . .  $(2,084)   $ 1,414   $ 2,167
                              ________  ________  ________
                              ________  ________   ________

NOTE 8 - SUBSEQUENT EVENT

The Partnership declared a quarterly cash distribution of $.75 per unit to Limited Partners of the Partnership as of the close of business on December 31, 1996. The Limited Partners will receive
$576,000, and the General Partner will receive $6,000.

INDEPENDENT AUDITORS' REPORT

To the Partners
T. Rowe Price Realty Income Fund IV,
America's Sales-Commission-Free Real Estate Limited Partnership:

We have audited the accompanying consolidated balance sheets of T. Rowe Price Realty Income Fund IV, America's Sales-Commission-Free Real Estate Limited Partnership and its consolidated ventures as of December 31, 1996 and 1995, and the related consolidated statements of operations, partners' capital and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of T. Rowe Price Realty Income Fund IV, America's Sales-Commission-Free Real Estate Limited Partnership and its consolidated ventures as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

KPMG Peat Marwick LLP

Chicago, Illinois
January 27, 1997